Exhibit 99.24

September 7, 2011

Alberta Securities Commission
British Columbia Securities Commission
Ontario Securities Commission
TSX

Dear Sirs:

Re:	Bridgeport Ventures Inc.
Annual Meeting

We confirm that the following material was sent by pre-paid mail on September 2, 2011, to the registered shareholders of common shares of the above Corporation:

A.	Management’s Discussion and Analysis for the Year Ended April 30, 2011 and the Consolidated Financial Statements for the Years Ended April 30, 2011, 2010 and 2009
B.	Notice of Annual Meeting of Shareholders and Management Information Circular
C.	Proxy
D.	Supplemental Mailing List Form
E.	Proxy Return Envelope

We further confirm that copies of the abovementioned material were couriered to each intermediary holding shares of the Corporation who responded to the search procedures pursuant to Canadian Securities Administrators’ National Instrument 54-101 regarding communication with Beneficial Owners of Securities of a Reporting Issuer.

In compliance with regulations made under the Securities Act, we are providing this material to you in our capacity as agent for Bridgeport Ventures Inc.

Yours truly,

VALIANT TRUST COMPANY

“Katherine Mills”

Katherine Mills
Manager – Client Services